Exhibit 99.2

Jupai Holdings Limited Announces Changes to
Senior Management Team and Board of Directors

SHANGHAI, February 28, 2017 - Jupai Holdings Limited (“Jupai” or the “Company) (NYSE: JP), a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China, today announced changes to the senior management team and board of directors of the Company (the “Board”):

Dr. Weishi Yao has resigned as a director due to personal reasons, effective immediately.

Mr. Liqun Wang has resigned as a director and a member of the audit committee of the Board due to personal reasons, effective immediately.

Mr. Hongchao Zhu, who is currently an independent director of the Company, has been appointed as a member of the audit committee of the Board to replace Mr. Wang, effective immediately.

Mr. Tianxiang Hu has been appointed as Co-Chairman of the Board and Chief Executive Officer of the Company, effective immediately. Upon assuming his new role, Mr. Hu no longer serves as Executive Chairman of the Board.

Mr. Jianda Ni has been appointed as Co-Chairman and Executive Chairman of the Board, effective immediately. Upon assuming his new role, Mr. Ni no longer serves as the Chief Executive Officer of the Company.

Mr. Liang Li has been appointed as Chief Operating Officer of the Company, effective immediately, and will no longer serve as President of the Company.

About Jupai Holdings Limited

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.

For more information, please visit http://jupai.investorroom.com.

Contacts:

Jupai Holdings Limited

Harry He
Director of Investor Relations
Jupai Holdings Limited
Phone: +86 (21) 60269129
Email: ir@jpinvestment.cn
Philip Lisio
The Foote Group
Email: Jupai-IR@thefootegroup.com